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SEC FILE NUMBER
8 –68757

SEC
Mail Processing
Section
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5A
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2014AND ENDING DECEMBER 31, 2014

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OFFICIAL USE ONLY

LAKE CHAMPLAIN BROKERAGE SERVICES LLC FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

130 West 42nd Street – 15th Floor

New York,	N Y	10536
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David McClean (516) – 680-6630

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023 New York NY 10038

X Certified Public Accountant

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/18/15

OATH OR AFFIRMATION

I, ***David E. McClean***, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of ***Lake Champlain Brokerage Services LLC, as of Dec 31, 2014***, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ____________________
Signature

____
Title

BLAISE J ANCONA
Notary Public, State of New York
No. 01AN6308779
Qualified in Nassau County
Commission Expires July 28, 2018

X ____________________
Notary Public

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LAKE CHAMPLAIN BROKERAGE SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

INDEX TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

	Pages
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of (Loss)	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-7
Supplemental Schedule of Computation of Net Capital	8
Exemption Report	9
Independent Auditors' Report on Exemption Report	10

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Lake Champlain Brokerage Services LLC
130 West 42nd Street – 15th Fl
New York NY 10036

We have audited the accompanying statement of financial condition of Lake Champlain Brokerage Service LLC (the Company) as of **December 31, 2014** and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for year ended **December 31, 2014.** These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lake Champlain Brokerage Services LLC as of **December 31, 2014** and the results of its operations and its cash flows for the year ended **December 31, 2014** in conformity with accounting principles generally accepted in the United States.

The information contained in the Computation of Net Capital schedule has been subjected to audit procedures performed in conjunction with the audit of the Lake Champlain Brokerage Services LLC financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether such supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the Computation of Net Capital schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
February 9, 2015

LAKE CHAMPLAIN BROKERAGE SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2014

ASSETS

Cash	$ 10,215
Total assets	$ 10,215

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accrued expenses	$ 3,000
Total current liabilities	3,000
Member's equity	7,215
Total liabilities and member's equity	$ 10,215

See accountants' report and notes to financial statements.

LAKE CHAMPLAIN BROKERAGE SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS

PERIOD FROM JANUARY 1, 2014 THROUGH DECEMBER 31, 2014

Revenues:	
Interest income	$ 681
Expenses:	
Professional fees	4,000
Membership fees	2,473
Office expense	2,250
Other	1,214
Total operating expenses	9,937
Net (loss)	$ (9,256)

See accountants' report and notes to financial statements.

LAKE CHAMPLAIN BROKERAGE SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBER'S EQUITY

PERIOD FROM JANUARY 1, 2014 THROUGH DECEMBER 31, 2014

Balance, January 1, 2014	$7,471
Donations to capital	9,000
Net (loss)	(9,256)
Balance, December 31, 2014	$7,215

See accountants' report and notes to financial statements.

LAKE CHAMPLAIN BROKERAGE SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS

PERIOD FROM JANUARY 1, 2014 THROUGH DECEMBER 31, 2014

OPERATING ACTIVITIES:	
Net (Loss)	(9,256)
Adjustments to reconcile Net Income to Net cash provided by operations:	
Decrease in Accrued Expenses	(3,750)
Net cash (used in) Operating Activities	(13,006)
FINANCING ACTIVITIES:	
Additional Paid in Capital	9,000
Net cash decrease for period	(4,006)
Cash at beginning of period	14,221
Cast at end of period	10,215

Supplemental disclosures of cash flow information:	
Cash paid during the period for:	
Taxes	$ -
Interest	$ -

See accountants' report and notes to financial statements.

LAKE CHAMPLAIN BROKERAGE SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

1. Statement of Significant Accounting Policies:

Organization:

Lake Champlain Brokerage Services, LLC (the "Company"), was organized under the laws of the State of Delaware and was authorized to do business in New York. The Company became a member of the Financial Industry Regulatory Authority, Inc. in 2011.

Concentration of Risk:

The company maintains a bank account with Wells Fargo. The balances at times may exceed federally insured limits. At December 31, 2014 the balance did not exceed such insured limits.

Subsequent Events:

Management has evaluated subsequent events through February 9, 2015, the date the financial statements were available to be issued.

Cash and Cash Equivalents:

Cash equivalents are limited to short term, highly liquid investments that are both readily convertible to known amounts of cash and of an original maturity of three months or less.

Use of Estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Income Taxes:

No provision for federal and state income taxes has been made in these financial statements, as these taxes are the responsibility of the member under this form of organization.

2. Net Capital Requirements:

Lake Champlain Brokerage Services, LLC (A Limited Liability Company) is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1 in the first year of operation. At December 31, 2014, Lake Champlain Brokerage Services, LLC (A Limited Liability Company) had net capital of $7,215 after adjustments for non-allowable assets,

SUPPLEMENTARY INFORMATION

3. Contingent Liabilities

There were no contingent liabilities as of December 31, 2014.

4. Sale of Membership Interests

As of December 31, 2014, a sale of all of the membership interests of the Company to a third party was imminent but had not yet occurred. As of that date the proposed sale was being reviewed by FINRA.

LAKE CHAMPLAIN BROKERAGE SERVICES, LLC

(A LIMITED LIABILITY COMPANY)

COMPUTATION OF NET CAPITAL UNDER S.E.C. RULE 15c3-1

DECEMBER 31, 2014

Computation of net capital	
Member's equity	$ 7,215
Less:	
Non allowable assets	-
Net capital	$ 7,215
Computation of basic net capital requirement	
Minimum net capital requirements of 6-2/3% of aggregate indebtedness	$ 450
Minimum net capital requirements of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 2,215
Computation of aggregate indebtedness	
Total A.I. liabilities	$ 3,000
Percentage of aggregate indebtedness to net capital	41.55%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA FOCUS Report as of December 31, 2014.

Lake Champlain Brokerage Services LLC
Exemption Report
December 31, 2014

Lake Champlain Brokerage Services LLC (The LLC) asserts, to its best knowledge and belief, the following:

(1) The LLC claims an exemption from § 240.15c3-3 under section k(2)(i)

(2) The LLC met such exemption provisions in § 240.15c3-3 (k)(2)(i) throughout the most recent fiscal year without exception.

Signature:____________________________

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Members of
Lake Champlain Brokerage Services LLC
130 West 42nd Street – 15th Fl
New York NY 10036

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Lake Champlain Brokerage Services LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Lake Champlain Brokerage Services LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i), (the "exemption provisions) and (2) Lake Champlain Brokerage Services LLC stated that Lake Champlain Brokerage Services LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Lake Champlain Brokerage Services LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lake Champlain Brokerage Services LLC 's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin, CPA's, LLP
Certified Public Accountants (NY)

New York, NY
February 9, 2015